

DIVISION OF
CORPORATION FINANCE

Mail Stop 5546

November 14, 2006

Via Facsimile (212) 833-5215 and US Mail

Howard Stringer
Chief Executive Officer
Sony Kabushiki Kaisha
7-35, Kitashinagawa 6-Chome, Shinagawa-Ku
Tokyo 141-0001
Japan

> **Re: Sony Kabushiki Kaisha**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **Filed September 1, 2006**
> **File No. 1-6439**

Dear Mr. Stringer:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note from public reports and your website that you may have operations in or contacts with Iran, Sudan and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control. For example, we note what appear to be sales office information on your

website for locations in Tehran and Damascus. Your Form 20-F does not contain information relating to operations in or contacts with Iran, Sudan or Syria. Please describe your current, past and anticipated operations in and contacts with Iran, Sudan and Syria, if any, including through subsidiaries, affiliates and other direct and indirect arrangements. Include a discussion of direct and indirect contacts with the governments of these countries and entities controlled by them.

2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the related countries' status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran, Sudan and Syria, individually and in the aggregate. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

   For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

4. Your qualitative materiality analysis also should address whether, and the extent to which, the governments of Iran, Syria and Sudan, or entities controlled by them, receive cash or act as intermediaries in connection with your operations or other direct or indirect contacts with those countries

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance

        William F. Gorin
        Cleary Gottlieb Steen & Hamilton LLP
        (212) 225-3999 (fax)